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SEC
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Section
MAR 01 2019
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47051

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Teachers Personal Investors Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

730 Third Avenue, 7th Floor
(No. and Street)

New York	NY	10017-3206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christy R. Lee — 704 988-2409
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Christy R. Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Teachers Personal Investors Services, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

C R Lee

Signature

Chief Financial Officer

Title

Mecklenburg County, North Carolina
Signed and Sworn to before me this day by:
Christy R. Lee

Date: February 26, 2019: My Commission Expires 4/24/2022

Gloria Ramjohn

Notary Public (Gloria Ramjohn)

GLORIA RAMJOHN NOTARY MY COMMISSION EXPIRES 4/24/2022 PUBLIC CABARRUS COUNTY, N.C.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Teachers Personal Investors Services, Inc.
Index
December 31, 2018

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Teachers Personal Investors Services, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Teachers Personal Investors Services, Inc. (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the " financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2019

We have served as the Company's auditor since 2005.

PricewaterhouseCoopers LLP, 214 N. Tryon Street, Suite 4200, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

Teachers Personal Investors Services, Inc.
Statement of Financial Condition
December 31, 2018

Assets	
Cash	$ 16,910,471
Due from affiliated entities	7,055,713
Total assets	$ 23,966,184
Liabilities and stockholder's equity	
Liabilities	
Due to affiliated entities	$ 11,757,658
Accounts payable and other liabilities	515,908
Total liabilities	12,273,566
Stockholder's equity	
Capital stock, no par value, 100 shares authorized; 1 share issued and outstanding, stated value $1	1
Paid-in capital in excess of stated value	139,818,170
Accumulated deficit	(128,125,553)
Total stockholder's equity	11,692,618
Total liabilities and stockholder's equity	$ 23,966,184

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Teachers Personal Investors Services, Inc. ("TPIS") was incorporated on October 19, 1993 under the General Corporation Law of the State of Delaware and is an indirect wholly owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. TPIS is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority and claims exemption from Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph k(1).

TPIS provides services related to the distribution of mutual funds and other selected investment products offered by affiliated organizations. The business of TPIS is limited to the distribution and underwriting of investment products offered by affiliates. Since 2004 TPIS, in its role as principal underwriter, has had selling agreements for many of these products with TIAA-CREF Individual & Institutional Services, LLC ("Services"), an affiliated broker-dealer, authorizing Services to distribute the products on a retail basis. In 2017, the majority of TPIS' registered personnel transitioned to Nuveen Securities, LLC ("NSLLC"), an affiliated broker-dealer under the common control of TIAA. TPIS entered into a marketing support agreement with NSLLC, under which NSLLC provides distribution services for the TIAA-CREF mutual funds.

2. Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). In preparing this statement of financial condition, TPIS has evaluated events and transactions for potential recognition or disclosure through February 27, 2019, the date this statement of financial condition was available for issue.

Use of Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Income Taxes

Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion of the deferred income tax assets will not be realized.

In accordance with U.S. GAAP, whenever TPIS adopts a position on a tax issue, TPIS determines whether it is more likely than not that the tax position taken will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

Significant Accounting Policies (continued)

Unrecognized tax benefits due to tax uncertainties that do not meet the threshold would be charged to earnings in the period that such determination is made.

3. Cash

TPIS's cash is held at an unaffiliated financial institution. Financial instruments that potentially subject TPIS to a concentration of risk consist principally of cash balances deposited into one financial institution, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation currently insures cash balances up to $250,000. TPIS management monitors these balances to mitigate the exposure of risk due to concentration and has not experienced any losses from such concentration.

4. Income Taxes

Effective January 1, 1998, TPIS joined with TIAA and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. TPIS participates in a tax sharing agreement with TIAA. The agreement provides that current federal income tax expense (benefit) is computed on a separate return basis and that members shall make payments or receive reimbursements to the extent that their income (loss) contributes to or reduces consolidated federal tax expense (benefit).

For U.S. federal income tax purposes, the Tax Cuts and Jobs Act (the "Act") was enacted in December 2017. The Act makes broad and complex changes to the U.S. tax code and reduces the U.S. federal corporate tax rate from 35 percent to 21 percent. TPIS has considered the impact of the Act and does not expect any material changes to its taxes for the year ending December 31, 2018. The Act caused a reduction in the TPIS federal income tax rate of 14 percent beginning January 1, 2018.

The SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act ("SAB 118") which provides guidance on accounting for the Act's impact. As TPIS is non-public, the applicable governing body is the Federal Accounting Standards Board ("FASB"), and FASB supports private companies and not-for-profit entities voluntarily applying the guidance of SAB 118 for 2018 audited financials. SAB 118 provides a measurement period, which in no case should extend beyond one year from the Act enactment date, during which a company acting in good faith may complete the accounting for the impacts of the Act under ASC Topic 740. In accordance with SAB 118, the company must reflect the income tax effects of the Act in the reporting period in which the accounting under ASC Topic 740 is complete. For the year ending December 31, 2018, TPIS does not have any tax attributes that need to be revalued or other related tax adjustments needed to reflect the impact of the Act. Therefore, in compliance with SAB 118, TPIS concludes the measurement of income tax effects of the 2017 Act is complete.

Income Taxes (continued)

Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion of the deferred income tax assets will not be realized.

TPIS has been included as part of a unitary filing group comprising the company subsidiaries of TIAA in those states where the activities of other subsidiaries require such filings. However, TPIS does not participate in a tax sharing agreement with other entities within the unitary filing group; consequently, state income taxes reflect a separate entity approach. TPIS files state tax returns on a separate return basis in other states, as required.

The state returns have accumulated net operating losses ("NOL's") creating a deferred tax asset of approximately $4.5 million. A valuation allowance is recorded against the state deferred tax asset associated with the NOL's since management has determined based on all available evidence it is more likely than not the NOLs will not be realized by TPIS. State business tax payments that are paid or assessed on a basis other than taxable income are reported as expenses on an accrual basis.

At December 31, 2018, the balance due from affiliated entities includes $21,708 related to federal taxes receivable from TIAA offset by pre-paid state taxes of $3,123 related to returns filed on a separate return basis.

In accordance with U.S. GAAP, whenever TPIS adopts a position on a tax issue, TPIS determines whether it is more likely than not that the tax position taken will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

Unrecognized tax benefits due to tax uncertainties that do not meet the threshold would be charged to earnings in the period that such determination is made. TPIS has no unrecognized tax benefits at December 31, 2018.

TPIS is subject to yearly Internal Revenue Service ("IRS") examination due to its inclusion in the consolidated federal income tax return of TIAA. As of January 22, 2019, the IRS has completed its examination of TIAA's 2010 through 2012 tax years and the final Revenue Agent Report has been signed. No adjustments impacted TPIS. Tax years 2014 through 2018 are open to future examination.

There are no federal tax loss carryovers. Aggregate state net operating loss (NOLs) carryforwards of approximately $80.5 million have been generated. These NOLs have carryforward periods lasting between five and twenty years and, if not utilized, will expire between the years 2019 and 2038.

5. Minimum Net Capital Requirements

As a registered broker-dealer, TPIS is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15c3-1 of the SEC ("Rule"). Under that Rule, TPIS is required to maintain minimum net capital, as defined under the Rule, equal to the greater of $5,000 or 6 2/3 percent of aggregate indebtedness, as defined under the Rule. At December 31, 2018, TPIS had net capital of $6,544,578, which exceeded required net capital by $5,726,340, and a ratio of aggregate indebtedness to net capital of 1.88 to 1.

6. Related Party Transactions

TPIS provides services related to the distribution of mutual funds and other selected investment products offered by affiliated organizations. The business of TPIS is limited to the distribution and underwriting of investment products offered by affiliates. Since 2004, TPIS, in its role as principal underwriter, has had selling agreements for many of these products with Services, an affiliated broker-dealer, authorizing Services to distribute the products on a retail basis. In accordance with the selling agreements, TPIS is not obligated to pay Services for any amounts due until it receives associated revenue from the funds.

At December 31, 2018, TPIS had receivables of $7,055,713 due from affiliated organizations for product distribution activities and taxes, and had payables of $11,757,658 due to other affiliates for distribution, administrative, and wholesaling activities.

7. Commitments and Contingencies

From time to time, TPIS is named as a defendant in certain legal actions having arisen in the ordinary course of business. There is presently no litigation that we believe would have an adverse material effect on TPIS's financial condition, results of operation or liquidity.

TPIS is also subject to, from time to time, inquiries, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding TPIS's business, and involving, among other matters, sales and trading activities, financial products or offerings sponsored, underwritten or sold by TPIS, and accounting and operational matters, which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

Indemnifications

In the normal course of its business, TPIS may indemnify certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, TPIS. The maximum potential amounts of future payments that TPIS could be required to make under these indemnifications cannot be estimated. However, TPIS's management believes that it is unlikely it will have to make material payments under these arrangements and, as of December 31, 2018, TPIS has not recorded any contingent liability in its financial statements for these indemnifications.

Commitments and Contingencies (continued)

Additionally, TPIS enters into agreements that contain a variety of representations and warranties and which may provide for indemnification against potential losses caused by the breach of those representations and warranties. The Company's maximum exposure under these arrangements is unknown.

8. Fair Value Measurements

At December 31, 2018, the carrying value of TPIS's assets and liabilities approximates their fair value.